EXHIBIT 12.1

BMB MUNAI, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,
	2010	2009	2008

Earnings:

Income before income taxes	$ 7,441,411	$ 16,129,286	$ 31,206,982
Add: Fixed charges	4,604,446	4,553,914	3,218,141
Add: Amortization of capitalized interest	191,523	185,554	68,123
Less: Interest capitalized	-	(3,415,040)	(3,218,141)

Total earnings	12,237,380	17,453,714	31,275,105

Fixed charges:

Interest expensed and capitalized	3,000,000	3,000,000	2,141,667
Amortized premiums, discounts, & bond costs	1,604,446	1,553,914	1,076,474

Total fixed charges	4,604,446	4,553,914	3,218,141

Ratio of earnings to fixed charges	2.66	3.83	9.72